Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the Preliminary Prospectuses dated May 20, 2019

Registration Nos. 333-231607 and 333-231609

Pricing Term Sheet

dated as of May 22, 2019

VEONEER, INC.

(the “Company”)

Concurrent Offerings of

24,000,000 Shares of Common Stock, par value $1.00 per Share,

(the “common stock offering”)

and

$180,000,000 Aggregate Principal Amount of 4.00% Convertible Senior Notes due 2024

(the “convertible notes offering”)

The information in this pricing term sheet relates only to the common stock offering and the convertible notes offering (together, the “offerings”) and should be read together with (i) the preliminary prospectus dated May 20, 2019 relating to the common stock offering (the “Common Stock Preliminary Prospectus”), including the documents incorporated by reference therein or (ii) the preliminary prospectus dated May 20, 2019 relating to the convertible notes offering (the “Convertible Notes Preliminary Prospectus” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses”), including the documents incorporated by reference therein. The Preliminary Prospectuses were included in the respective Registration Statements on Form S-1 (File Nos. 333-02603 and 333-02604) for the offerings, which may be accessed through the following links:

Registration Statement for the common stock offering:

https://www.sec.gov/Archives/edgar/data/1733186/000119312519151710/d670399ds1.htm

Registration Statement for the convertible notes offering:

https://www.sec.gov/Archives/edgar/data/1733186/000119312519151742/d716190ds1.htm

Neither the common stock offering nor the convertible notes offering is contingent on the completion of the other offering. The information in this pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus and the Convertible Notes Preliminary Prospectus to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Common Stock Preliminary Prospectus or the Convertible Notes Preliminary Prospectus, as the case may be.

Issuer:	Veoneer, Inc. (“we”, “us” or “our”)

Ticker / Exchange for Common Stock:	VNE / The New York Stock Exchange

Ticker / Exchange for Swedish Depository Receipts:	VNE SDB / Nasdaq Stockholm

Pricing Date:	May 22, 2019

Trade Date:	May 23, 2019

Settlement Date:	May 28, 2019

Total Transaction Size (Gross Proceeds from the Offerings Before Commissions and Expenses):

$600 million (or $690 million if the respective underwriters’ options to purchase additional securities in the common stock offering and the convertible notes offering are both exercised in full. This reflects an increase from the initially announced offering size of the common stock offering from $350 million to $420 million and an increase from the initially announced offering size of the convertible notes offering from $150 million to $180 million.

The completion of the common stock offering and the convertible notes offering are not contingent on each other.

Use of Proceeds:

The Company intends to use the net proceeds from the common stock offering and the convertible notes offering for working capital and other general corporate purposes. Such purposes may include additional investments in technology or research and development or for the acquisition of or investment in businesses or joint ventures that complement the Company’s business. However, the Company does not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

The Company will have broad discretion in using these proceeds, and investors will be relying on the judgment of the Company’s management regarding the application of the proceeds. Pending their use as described above, The Company plans to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, money market accounts, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Common Stock Offering

Shares Offered	24,000,000 shares of the Company’s common stock, par value $1.00 per share (“common stock”)

Option to Purchase Additional Shares of Common Stock:	3,600,000 shares of common stock

Common Stock Outstanding after the Common Stock Offering:	111,345,640 shares (or 114,945,640 shares, if the underwriters of the common stock offering exercise in full their over-allotment option to purchase additional shares) based on 87,345,640 shares of common stock outstanding as of March 31, 2019. See “Capitalization” in the Common Stock Preliminary Prospectus for a description of certain issuable shares that are not included in this number.

Swedish Depository Receipts:	A portion of the common stock offered in the common stock offering may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock, to relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs. The number of SDRs that may be issued in connection with the common stock offering is subject to certain limits and restrictions, which are described more fully in the Common Stock Preliminary Prospectus.

Last Reported Sale Price of Common Stock on May 22, 2019 (NYSE):	$17.96 per share

Public Offering Price:	$17.50 per share of common stock

Underwriting Discount:	$0.6475 per share of common stock

$15,540,000 in the aggregate (or $17,871,000 in the aggregate if the underwriters of the common stock offering exercise in full their option to purchase additional shares)

Estimated Net Proceeds (After Discounts and Commissions and Estimated Offering Expenses):	Approximately $402.8 million (or approximately $463.5 million if the underwriters of the common stock offering exercise in full their option to purchase additional shares)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Nordea Bank Abp Skandinaviska Enskilda Banken AB (Publ)

Convertible Notes Offering

Securities:	4.00% Convertible Senior Notes due 2024 (the “notes”)

Aggregate Principal Amount of Notes Offered:	$180,000,000 (or $207,000,000 if the underwriters of the convertible notes offering exercise their over-allotment option in full)

Issue Price:	100%

Denominations:	$1,000 and integral multiples of $1,000

Ranking:	Senior unsecured

Maturity:	June 1, 2024, unless earlier converted, redeemed or repurchased

Interest Rate:	4.00% per annum from May 28, 2019

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2019

Regular Record Dates:	May 15 and November 15, immediately preceding the relevant interest payment date

Conversion Premium:	Approximately 27.5% above the public offering price in the common stock offering

Initial Conversion Rate:	44.8179 shares of common stock per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $22.3125 per share of common stock

Settlement Method:	Cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Convertible Notes Preliminary Prospectus

Convertibility:	Prior to the close of business on the business day immediately preceding March 1, 2024, the notes will be convertible only if specified conditions are met. On or after March 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date, the notes will be convertible without regard to such conditions.

Underwriting Discount:	$27.50 per $1,000 principal amount of notes $4,950,000 in the aggregate (or $5,692,500 million in the aggregate if the underwriters exercise their over-allotment option in full)

Redemption at Our Option:	We may not redeem the notes prior to June 1, 2022. We may redeem for cash all or part of the notes, at our option, on or after June 1, 2022 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption and at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Fundamental Change:	If we undergo a “fundamental change” (as defined in the Convertible Notes Preliminary Prospectus under the heading “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders may require us to repurchase for cash all or part of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Convertible Notes Preliminary Prospectus.

Estimated Net Proceeds (After Discounts and Commissions and Estimated Offering Expenses):	Approximately $174.2 million (or approximately $200.4 million if the underwriters of the convertible notes offering exercise their over-allotment option in full)

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption:

Holders who convert their notes in connection with a make-whole fundamental change or a notice of redemption may be entitled to an increase in the conversion rate for the notes so surrendered for conversion. The amount of any such increase will depend upon the applicable “stock price” (the price paid (or deemed to be paid) per share of our common stock in the relevant make-whole fundamental change or determined with respect to the notice of redemption, as the case may be) and the applicable “effective date” (the date on which the make-whole fundamental change occurs or becomes effective, or the date we deliver the notice of redemption, as the case may be).

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$17.50	$18.00	$20.00	$22.31	$25.00	$29.01	$35.00	$40.00	$50.00	$60.00	$75.00
May 28, 2019	12.3249	11.6522	9.3925	7.4344	5.7616	4.0393	2.4637	1.6560	0.7360	0.2853	0.0149
June 1, 2020	12.3249	11.6522	9.2345	7.1650	5.4352	3.7049	2.1831	1.4323	0.6074	0.2190	0.0052
June 1, 2021	12.3249	11.4928	8.8505	6.6564	4.8804	3.1803	1.7754	1.1230	0.4434	0.1402	0.0000
June 1, 2022	12.3249	11.1678	8.2145	5.8501	4.0344	2.4271	1.2411	0.7468	0.2696	0.0673	0.0000
June 1, 2023	12.3249	10.6600	7.1325	4.4800	2.6640	1.3344	0.5891	0.3395	0.1134	0.0183	0.0000
June 1, 2024	12.3249	10.6600	5.1820	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

If the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

If the stock price is less than $17.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 57.1428 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus.

CUSIP Number:	92336X AA7

ISIN:	US92336XAA72

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Nordea Bank Abp Skandinaviska Enskilda Banken AB (Publ)

We have filed registration statements (including preliminary prospectuses for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus, as the case may be, and the other documents we have filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus for more complete information about us, the convertible notes offering and the common stock offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, toll free at (866) 718-1649.

This communication should be read in conjunction with the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus, as the case may be. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus and the Common Stock Preliminary Prospectus, as the case may be, to the extent it is inconsistent with the information in such Preliminary Prospectuses.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.